Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com
November 17, 2023

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Mara Ransom

Re:	Alta Global Group Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 12, 2023
CIK # 0001981519

Ladies and Gentlemen:

This letter sets forth the responses of Alta Global Group Ltd, an Australian public company limited by shares (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 6, 2023 concerning the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 originally confidentially submitted to the Commission on September 12, 2023 and subsequently amended by Amendment No. 1 to the Draft Registration Statement which was confidentially submitted on September 18, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Draft Registration Statement on Form F-1

Company Overview, page 1

1.	You state that you have had thousands of consumers complete your proprietary programs. Revise to quantify the number of participants or subscribers, current and historical, and clarify whether the proprietary program you are referring to is primarily your Warrior Training Program. If so, briefly explain this program, considering it appears to represent your primary source of revenues.

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure in the Amended Registration Statement to quantify the number of participants and describe the Warrior Training Program on pages 1 and 42.

We have disclosed that there is substantial doubt about our ability to continue as a going concern, page 8

2.	Please augment your risk factor header to state that your auditors have issued a going concern opinion. Also, we note your related disclosure on page 32, which seems to lay out various events that must occur in order for you to continue as a going concern. And yet in the same section, you also state that “[you] believe that [you] will be able to continue as a going concern, and that it is appropriate to adopt the going concern basis in the preparation of the financial report,” which is unclear. Please revise as the sentence seems contradictory and the implication of “adopting” the going concern basis is not apparent.

Response:

The Company acknowledges the Staff’s comment and has revised its risk factor header in the Amended Registration Statement on page 13 to clarify that its auditors have issued a going concern opinion. Further, the Company has revised its disclosure on page 40 of the Amended Registration Statement to clarify why the Company believes it will be able to continue as a going concern.

We rely on key contracts and relationships…, page 11

3.	Enhance this risk factor to elaborate upon the terms of the key contracts upon which your business is dependent. Specifically, explain when such contracts expire, whether they contain any exclusivity provisions and any rights your counter-parties have to reduce or limit performance under the contracts. In light of your stated dependence upon the contracts, file them as exhibits to your registration statement, consistent with Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure in the Amended Registration Statement to provide additional information related to the Company’s contracts on page 16, including exclusivity provisions and the ability of counter-parties to reduce or limit performance under its contracts. As the Company’s form of license agreement is entered into in the ordinary course of business and the Company is not substantially dependent upon any single license agreement, the Company does not believe filing the form of license agreement is required by Item 601(b)(10) of Regulation S-K.

If we fail to establish and maintain proper internal controls…, page 15

4.	Clarify whether you have remediated or are in the process of remediating the material weaknesses you describe in this risk factor and make consistent revisions throughout. In this regard, you state that the material weakness did not result in material adjustments to your financial statements, as if to suggest that you have finished implementing your plans to remediate, and yet your disclosure states that you are still implementing such plan, which suggests that you are not yet in a position to know whether the material weaknesses have been resolved.

Response:

The Company acknowledges the Staff’s comment and has supplemented its disclosure in the Amended Registration Statement on page 21 to clarify that the Company is still in the process of remediating the identified material weaknesses and to provide additional information on the Company’s plan to remediate the weakness.

Our Constitution and Australian laws and regulations…, page 19

5.	Elaborate upon the unique aspects of your corporate requirements, so that investors can appreciate the risk you highlight here. In this regard, you state on page 53 that the terms of your Constitution are not significantly different than a U.S. company’s charter documents.

Response:

The Company acknowledges the Staff’s comment and has supplemented its disclosure in the Amended Registration Statement on page 24 and has added a comparison of Australian and Delaware law beginning on page 75 to provide investors with a description of the laws that are applicable to the Company and how such laws differ from those of a Delaware corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 25

6.	Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9. In this regard elaborate upon your statement that your operations were “significantly impacted from the ongoing COVID-19 pandemic” to explain how your operations were impacted, to what degree you have recovered, headwinds you continue to face and efforts you are taking to address them. Also, if applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and results.

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure in the Amended Registration Statement to include the requested disclosure on pages 31 and 32.

Business, page 35

7.	We note your disclosure here and in your prospectus summary that, “[t]here are currently over 42,000 martial arts and combat sports gyms in the US alone, with more than 10 million people currently training in various martial arts and combat sports disciplines, spending over $12 billion per annum on training and fitness experiences.” In addition, under the heading “Growing Engagement” on page 26 you provide similar statistics. As appropriate throughout your filing, including your description of your industry and business, where your disclosure relies upon statistics, please identify the specific source of the statistics.

Response:

The Company acknowledges the Staff’s comment and has identified the sources of its statistical disclosures on pages 1, 42 and 46 in the Amended Registration Statement.

8.	In an appropriate place in this discussion, revise to provide a description of the principal markets in which the company operates, including a breakdown of total revenues by geographic market for each of the last three financial years. Refer to Item 4.B. of Form 20-F

Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in the Amended Registration Statement within the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 32.

Our Solution – Alta Platform, page 37

9.	For each of your core products, briefly explain the terms of the program that are entered into with the counter-party gym or subscriber, including termination provision, fee structure and your material delivery obligations.

Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in the Amended Registration Statement beginning on page 47 regarding the Warrior Training Program, UFC Fight Fit Program, Alta Academy and the Alta Community.

10.	Disclose the status of your Alta Community product, which you refer to as the “next phase.”

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure in the Amended Registration Statement beginning on page 51 to provide additional information regarding the expected timeline of development for its Alta Community product.

Government Regulations, page 41

11.	Enhance your disclosure to provide a description of the material effects of government regulations on the company’s business, identifying the regulatory body(ies), consistent with Item 4.B. of Form 20-F. In this regard, revise to state the jurisdictions in which you operate.

Response:

The Company acknowledges the Staff’s comment and has expanded its disclosure of the material effects of government regulation in the Amended Registration Statement in the risk factors beginning on page 19, and under the heading “Government Regulations” beginning on page 59.

Note 2: Significant accounting policies

Revenue Recognition, page F-9

12.	We note per page F-9 that “revenue recognized is the net program fees attributable only to the company and does not include the fees due to the gyms.” We note however, that gross revenue is presented in the results of operations discussion on page 26 and in the disaggregation of revenue from contracts with customers on page F-19. Please clarify for us, and revise your disclosures to clearly state, whether you are the principal or agent in these arrangements. Please provide an analysis supporting your determination, as well as your basis for the presentation of the line item “contractual obligations to gym” in the consolidated statement of profit of loss. Refer to paragraphs B34 through B38 of IFRS 15 in your response.

Response:

The Company has expanded its disclosure in the Amended Registration Statement on page 16 and F-9 to clarify that it is the principal in arrangements governed by its form of license agreement. The Company also provides the below analysis in support of its determination, as well as its basis for the presentation of the line item “contractual obligations to gym”.

Principal versus Agent Framework

The concepts “principal” versus “agent” are defined in IFRS 15.B34-B38. The Company has made a determination that under the definitions and guidelines of IFRS 15.B34-B38 the Company is the principal for purposes of revenue recognition.

Analysis to support this determination:

IFRS 15 defines principals and agents as:

●	Principal – the party that controls the goods or services before they are transferred to customers.

●	Agent – the party that arranges for the goods or services to be provided by another party without taking control over those goods or services.

IFRS 15.B34 stipulates that entities are to determine whether they are acting as a principal or an agent for each good and service provided to a customer.

IFRS 15.B34A proposes a two-step framework to aid in this assessment:

1.	Identify the specific goods or services to be provided to the customer.
2.	Evaluate whether the reporting entity controls the identified goods or services before they are transferred to the customer.

The two step framework is applied by the Company as follows:

1.	Identify the specific goods or services to be provided to the customer.

The Company has identified the provision of its MMA Training Programs as the good or service to be provided to the customer.

2.	Evaluate whether the reporting entity controls the identified goods or services before they are transferred to the customer.

IFRS 15.B37 provides the below guidance to determine if a reporting entity controls a good or service before its transfer to the customer:

●	Primary responsibility for ensuring the good or service meets customer specifications,
●	Inventory risk, and
●	Discretion in establishing the price for the specific good or service.

Applying the above to the Company:

●	Primary responsibility for ensuring the good or service meets customer specifications –

●	The Company ensures that the product, i.e., the Company’s IP as agreed in the license agreement and the subsequent rolling out of the Program, meets customers’ specifications and expectations.

●	Inventory risk –

●	Neither the Company nor the customer holds inventory in respect of the Company’s IP, therefore this element of the IFRS 15.B37 guidance is not applicable.

●	Discretion in establishing the price for the specific good or service –

●	The price of the Company’s product is determined by the Company and is set out in the license agreements with the customers.

Based on the above IFRS 15.B37 application, the Company has determined that it controls the good or service before transferring to the customer and sets and determines the price of its products for its customers.

Therefore, management has determined that the Company is a principal for purposes of IFRS 15.B34-B38 and discloses revenues as revenue from program fees less the contractual obligations payable to gyms.

The contractual obligations payable to gyms are agreed in the license agreement between the Company and the customer and are calculated on a percentage basis of program costs. Therefore as the Company is obliged to remit this obligation to the customer, it is represented on the face of the profit and loss and throughout the financial statements as a component of net revenue from program fees.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc:	Nick Langton, Chief Executive Officer
Neale Java, Chief Financial Officer